4-25-0

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 25 April, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned director arising from the purchase of Ordinary Share ADRs on 18 April 2002 from the reinvestment of the dividend paid to Ordinary Share ADR holders on the 18 April 2002 through the US Global BuyDirect Plan administered by The Bank of New York:-

Mr D F McHenry	Beneficial interest in 0.1267 of an Ordinary Share ADR purchased at a price of $47.4401 per ADR.

Mr McHenry and the Company were advised of this information on 24 April 2002.

S M Bicknell
Company Secretary

25 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of a change in the interests in Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the undermentioned Director arising from the purchase of Ordinary Share ADRs on 18 April 2002 from the reinvestment of the dividend paid to Ordinary Share ADR holders on the 18 April 2002 through the US Global BuyDirect Plan administered by The Bank of New York, which Mr McArthur entered on 4 May 1997:-

Mr J H McArthur	Beneficial interest in 33.4221 Ordinary Share ADRs purchased at a price of US$ 47.4401 per ADR.

Mr McArthur and the Company were advised of this information on 24 April 2002.

S M Bicknell
Company Secretary

25 April 2002

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

23 April 2002 — Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 12,568 Ordinary Shares in the Company to participants of the GlaxoSmithKline Performance Share Plan and the Glaxo Wellcome 1999 Long Term Incentive Plan. The Trust also sold 721 Ordinary Shares in the Company at £16.365 per share and 590 Ordinary Shares in the Company at £16.40 per share.

The Company was advised of these transactions on 24 April 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

25 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex, TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

24 April 2002 — Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 4,167 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan and the Glaxo Wellcome 1999 Long Term Incentive Plan. The Trust also sold 1,064 Ordinary Shares in the Company at £16.4577 per share.

The Company was advised of these transactions on 25 April 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

25 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier	The Administrators of the SmithKline Beecham Mid-Term Incentive Plan notified the Company and Dr Garnier on 24 April 2002 that he had increased his interest by 819.244 Ordinary Share ADRs at a price of $47.510 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 18 April 2002.

S M Bicknell
Company Secretary

25 April 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 25 April, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc

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